UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE TO

(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

TEKTRONIX, INC.

(Name of Subject Company)

RAVEN ACQUISITION CORP.

an indirect wholly owned subsidiary of

DANAHER CORPORATION

(Name of Filing Person—Offeror)

Common Shares, without par value

(including the Associated Series B No Par Preferred Shares Purchase Rights)

(Title of Class of Securities)

879131 10

(CUSIP Number of Class of Securities)

Daniel L. Comas

Executive Vice President and Chief Financial Officer

Danaher Corporation

2099 Pennsylvania Avenue, NW

12th Floor

Washington, DC 20006

(202) 828-0850

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Trevor S. Norwitz, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Telephone: (212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,937,223,003.26	$90,172.75

*	Estimated solely for purposes of calculating amount of the filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The transaction value was calculated by multiplying the tender offer price of $38.00 per share by the number of shares of common stock, without par value, of Tektronix, Inc. (“Shares”) outstanding on a fully diluted basis to be acquired in the tender offer as of October 12, 2007, based upon representations by Tektronix, Inc. in the Agreement and Plan of Merger dated as of October 14, 2007 (the “Merger Agreement”), among Tektronix, Inc., Danaher Corporation and Raven Acquisition Corp., consisting of (a) 75,084,510 Shares issued and outstanding, (b) 2,176,340 shares subject to outstanding company stock options and (c) 34,492 Shares subject to outstanding Company restricted stock units.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Exchange Act by multiplying the transaction valuation by 0.00003070.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $90,172.75

Form or Registration No.: Schedule TO

Filing Party: Raven Acquisition Corp. and Danaher Corporation

Date Filed: October 18, 2007

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the exhibit index of the Tender Offer Statement on Schedule TO, as amended on October 26, 2007, (the “Schedule TO”), originally filed with the Securities and Exchange Commission on October 18, 2007 by Danaher Corporation, a Delaware corporation (“Danaher”), and Raven Acquisition Corp., an Oregon corporation and an indirect wholly owned subsidiary of Danaher (the “Purchaser”). The Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, without par value, including associated Series B No Par Preferred Shares Purchase Rights (the “Shares”), of Tektronix, Inc., an Oregon corporation (“Tektronix”), at $38.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 18, 2007 and as amended (the “Offer to Purchase”) and the related Letter of Transmittal, attached to the Schedule TO as Exhibit (a)(1) and Exhibit (a)(2), respectively.

Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Offer to Purchase and Schedule TO.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

(a)(10) Form of Letter to Participants in the Tektronix, Inc. Employee Stock Purchase Plan

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 29, 2007

DANAHER CORPORATION

By	/s/ Robert S. Lutz
Name:	Robert S. Lutz
Title:	Vice President and Chief Accounting Officer

RAVEN ACQUISITION CORP.

By	/s/ Robert S. Lutz
Name:	Robert S. Lutz
Title:	Vice President and Treasurer

EXHIBIT INDEX

(a)(1)	Offer to Purchase, dated October 18, 2007.*

(a)(2)	Form of Letter of Transmittal.*

(a)(3)	Form of Notice of Guaranteed Delivery.*

(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(6)	Text of press release issued by Danaher dated October 15, 2007.*

(a)(7)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(8)	Form of summary advertisement dated October 18, 2007.*

(a)(9)	Form of Letter to Participants in the Tektronix, Inc. 401(k) Plan and Instruction Form*

(a)(10)	Form of Letter to Participants in the Tektronix, Inc. Employee Stock Purchase Plan

(b)	None.*

(d)(1)	Agreement and Plan of Merger, dated as of October 14, 2007, between Danaher Corporation, Raven Acquisition Corp. and Tektronix, Inc.*

(d)(2)	Confidentiality Agreement, dated as of September 3, 2007, between Danaher Corporation and Tektronix, Inc.*

(g)	None.

(h)	Not applicable.

*	Previously filed